Exhibit 10.2

                                  AMENDMENT NO. 5
                  TO SOUTHWEST AIRLINES CO. PROFIT SHARING PLAN

      Pursuant to the authority of the Board of Directors of Southwest Airlines

Co., and the provisions of Section 17.1 thereof, the Southwest Airlines Co.

Profit Sharing Plan is hereby amended, effective as of May 20, 2004, in the following respects only:

      (1) Article VI, Section 6.2, is hereby amended in its entirety, to read as follows:

          "6.2 Allocation of Forfeitures: If a Member or former Member forfeits a portion of his Individual Account as provided in Sections 10.3 or 10.4 hereof, then said forfeited amount shall be used first to restore the Individual Accounts of rehired Members, as required under Section 15.3 hereof, and next to reduce Company contributions made in accordance with
      Section 18.12 hereof for Plan Years prior to the Plan Year in which a Member returns from qualified military service, as well as any such contributions outstanding as of the effective date hereof. Any remaining forfeitures shall be allocated as soon as practicable following the Plan Year in which said forfeiture occurs among the Individual Accounts of the Members and former Members who are eligible to have a Company Contribution credited on their behalf for such Plan Year, as set forth in Section 6.1 hereof. The amount of the forfeiture allocated under this Section 6.2 to the Individual Account of such Member or former Member shall be in the proportion that his Annual Compensation for such Plan Year bears to the total Annual Compensation for such Plan Year of all such Members and former Members.
          If a Member or former Member who does not have any nonforfeitable right to his Individual Account terminates his employment and thereby forfeits his Individual Account, then in the event such Member or former Member is reemployed before he has incurred five (5) or more consecutive Breaks in Service, his Individual Account which was forfeited shall be restored by the Company at the time of his reemployment."

          IN WITNESS WHEREOF, and as conclusive evidence of the adoption of the foregoing instrument comprising Amendment No. 5 to the Southwest Airlines Co.

Profit Sharing Plan, the Company has caused these presents to be duly executed in its name and behalf by its proper officers thereunto duly authorized this 19 day of May, 2004.

                                    SOUTHWEST AIRLINES CO.


                                    By: /s/ James F. Parker
                                       James F. Parker, Chief Executive Officer
ATTEST:

/s/ Deborah Ackerman
Deborah Ackerman, Assistant Secretary


STATE OF TEXAS          Section
                        Section
COUNTY OF DALLAS        Section

      BEFORE ME, the undersigned, a Notary Public in and for said County and State, on this 19 day of May, 2004, personally appeared JAMES F. PARKER, to me known to be the identical person who subscribed the name of SOUTHWEST AIRLINES CO., as its CHIEF EXECUTIVE OFFICER to the foregoing instrument and acknowledged to me that he executed the same as his free and voluntary act and deed and as the free and voluntary act and deed of such organization for the uses and purposes therein set forth.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE, the day and year last above written


                                    /s/ Marilyn Strickland
                                    Notary Public in and for the State of Texas



My Commission Expires: 5-31-05